SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	June	2011
Commission File Number	001-14620

Crystallex International Corporation
(Translation of registrant’s name into English)

8 King Street East, Suite 1201, Toronto, Ontario, Canada M5C 1B5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Report of Voting Results.

Document 1

REPORT OF VOTING RESULTS

This report is being filed pursuant to section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations and discloses the results of voting for the following matters submitted to the annual and special meeting (the “Meeting”) of shareholders of Crystallex International Corporation (the “Corporation”) held on June 22, 2011.

1.        Appointment of Auditors

By a vote by way of a show of hands, PricewaterhouseCoopers LLP were appointed as auditors of the Corporation for the ensuing year and the directors of the Corporation were authorized to fix the remuneration of the auditors.

2.         Election of Directors

By a vote by way of a show of hands, the following directors were elected to hold office for the ensuing year or until their successors are elected or appointed:

Robert A. Fung
Michael J.H. Brown
Harry J. Near
Marc J. Oppenheimer
Johan C. van’t Hof

3.         New Incentive Share Option Plan

By a vote by way of a show of hands, the resolution relating to the approval of the Corporation’s New Incentive Share Option Plan to increase the maximum number of common shares issued and issuable thereunder by 3,000,000 common shares as set out in the Corporation’s management information circular dated May 11, 2011 (the “Circular”) was ratified by shareholders at the Meeting.

4.         Amendment to Articles of the Corporation

By a vote taken by ballot, the special resolution to authorize an amendment to the articles of the Corporation to consolidate the issued and outstanding common shares of the Corporation, on the basis of a consolidation ratio of not more than one (1) post-consolidation share for every ten (10) pre-consolidation shares as set out in the Circular was defeated by shareholders at the Meeting.

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5.        Sale of Mining Equipment

By a vote by way of a show of hands, the resolution relating to the approval of the sale of mining equipment of the Corporation as set out in the Circular was ratified by shareholders at the Meeting.

DATED as of this 27th day of June, 2011.

CRYSTALLEX INTERNATIONAL CORPORATION

Robert Crombie
Robert Crombie President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)

Date:	June 27, 2011	By:	/s/ Robert Crombie
Name: Robert Crombie Title: President